SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2008 JUL 24 A 9:35

23 July 2008 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
U.S.A.

08003995

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 22 July 2008 which we released to The Stock Exchange of Hong Kong Limited on 22 July 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUL 30 2008
THOMSON REUTERS

Vannay Lau
Assistant Company Secretary

Encl

c.c. J P Morgan
- Ms. Carine Kwan

e\in\Tangshan\Ann\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED	SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)	*(Incorporated in Bermuda with limited liability)*
嘉里建設有限公司*	香格里拉(亞洲)有限公司*
website: www.kerryprops.com	*website: www.ir.shangri-la.com*
(Stock Code: 00683)	**(Stock Code: 00069)**
DISCLOSEABLE AND CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC	**CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC**

On 21 July 2008, KPCL, JIPL, SACL and WTIL jointly won the bids at the open biddings to acquire the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC. Accordingly, on 21 July 2008, Tangshan City Land Resources Bureau (唐山市國土資源局) has issued Confirmation Notices to KPCL, JIPL, SACL and WTIL confirming the winning of the bids for the Project Sites.

Following the successful biddings of the Project Sites, the JV Parties have entered into the Master Joint Venture Agreement on 21 July 2008 pursuant to which the JV Parties will procure KPCL, JIPL, SACL and WTIL (as the case may be) to establish one or more JVCO(s) for the acquisition, holding and development of the Project Sites and to enter into the Shareholders' Agreements and the Articles of Association in connection with the establishment of the JVCO(s) and the development of the Project Sites.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued shares of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. WTIL is an indirect wholly-owned subsidiary of KB. Accordingly, the entering into of the Transactions constitutes connected transactions for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders.

In addition, the maximum contribution of the KPL Group to the JVCO(s) will result in one of the percentage ratios as defined in Chapter 14 of the Listing Rules exceeding 5%. Accordingly, the Transactions will also constitute a discloseable transaction for KPL. KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the entering into of the Transactions constitutes connected transactions for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalization of SA, the Transactions are subject to the approval of the SA Independent Shareholders. SA will, as soon as practicable, despatch to the SA Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the SA Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

INTRODUCTION

The KPL Board and the SA Board jointly announce that on 21 July 2008, KPCL, JIPL, SACL and WTIL jointly won the bids at the open biddings to acquire the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC. Accordingly, on 21 July 2008, Tangshan City Land Resources Bureau (唐山市國土資源局) has issued Confirmation Notices to KPCL, JIPL, SACL and WTIL confirming the winning of the bids for the Project Sites.

The Project Sites are designated for hotel and residential uses with ancillary commercial use. The term for the grant of the land use rights of the Project Site No. 1 is 40 years for hotel use; while the terms for the grant of the land use rights of the Project Site Nos. 2 and 3 are 70 years for residential use and 40 years for commercial use.

The Consideration for the acquisition of the Project Sites is approximately RMB1,705 million (approximately HK$1,960 million) and will be settled in cash. An initial payment of HK$780 million has been paid and the balance of the Consideration shall be payable in accordance with the land contracts.

THE MASTER JOINT VENTURE AGREEMENT

Following the successful biddings of the Project Sites, the JV Parties have entered into the Master Joint Venture Agreement on 21 July 2008 pursuant to which the JV Parties will procure KPCL, JIPL, SACL and WTIL (as the case may be) to establish one or more JVCO(s) for the acquisition, holding and development of the Project Sites and to enter into the Shareholders' Agreements and the Articles of Association in connection with the establishment of the JVCO(s) and the development of the Project Sites. The principal terms of the Master Joint Venture Agreement are as follows:-

Date:	21 July 2008
Parties	KPL, APL, SA and KB
Formation of joint venture:	The JV Parties shall procure KPCL, JIPL, SACL and WTIL to establish one or more JVCO(s) to acquire the Project Sites.
Shareholdings in the JVCO(s):	The shareholdings of KPCL, JIPL, SACL and WTIL in the JVCO(s) shall be in the proportions of 40%, 25%, 20% and 15%, respectively.
Names of the JVCOs:	To be determined by the JV Parties
Parties to the JVCOs:	KPCL, JIPL, SACL and WTIL
Registered Capital:	The total amount of the registered capital of the JVCO(s) will be equal to the Consideration or such other amount to be agreed among KPCL, JIPL, SACL and WTIL, which will be contributed by KPCL, JIPL, SACL and WTIL on a pro rata basis based on their respective shareholdings in the JVCO(s).
Maximum Total Investment Amount:	The maximum total investment amount of the JVCO(s) shall be approximately RMB7,300 million (approximately HK$8,391 million).
Scope of Business of the JVCO(s):	Real estate development, operation, sale, leasing, property management and hotel development, operation and management.
Funding and provision of securities:	The sources and terms of future funding requirements of the JVCO(s) shall be determined by the boards of directors of the JVCO(s) from time to time. If any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such form of financial assistance (including, without limitation, the provision of collateral or security for the benefit of the JVCO(s) and/or the provision of several corporate guarantees and indemnities by the JV Parties) on a pro rata and several basis based on its equity interest in the JVCO(s) as such lender(s) and the JV Parties may agree. If shareholders' funding is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such funding on a pro-rata and several basis in accordance with its equity interest in the JVCO(s). In the event that any respective funding to be provided by KPCL, JIPL, SACL and WTIL to JVCO(s) is in the form of shareholders' loans, such shareholders' loans:- (a) shall be non-revolving (unless the shareholders of the JVCO(s) agree otherwise); (b) shall only be repaid subject to, *inter alia*, any restrictions imposed by banks or financial institutions which have extended loans or facilities to the JVCO(s);

(c) shall only be repaid to the shareholders of the JVCO(s) on a pro rata basis in accordance with their then respective equity interest in the JVCO(s) (as the case may be); and

(d) where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the shareholders of the JVCOs shall agree.

Reimbursement of initial deposit: 60% of the initial payment of HK$780 million (comprised in the Consideration) shall be reimbursed to KPCL by JIPL, SACL and WTIL in proportion to their respective shareholdings in the JVCO(s).

Board composition: The board of directors of the JVCO(s) will consist of five directors, of which two directors will be nominated by KPCL while each of JIPL, SACL and WTIL will be entitled to nominate one director.

Conditions precedent: The Master Joint Venture Agreement, the establishment of the JVCO(s) and the performance of the Shareholders' Agreements and the Articles of Association are conditional upon:-

(a) approval by the KPL Independent Shareholders in respect of the Transactions and compliance by KPL with the Listing Rules;

(b) approval by the SA Independent Shareholders in respect of the Transactions and compliance by SA with the Listing Rules; and

(c) all necessary approvals from the relevant PRC authorities for the establishment of the JVCO(s) having been obtained.

None of the above conditions may be waived by the JV Parties.

Termination of Joint Venture: (a) In the event that KPL is not able to obtain approval from the KPL Independent Shareholders in respect of the Transactions or the special general meeting to be convened by KPL approving the same is not held on or before 31 December 2008 or such later date as the JV Parties shall agree, KPL may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties and upon such termination, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by APL, SA, KB or any of their respective Affiliates in the JVCO(s), and reimburse APL, SA and/or KB (as the case may be) any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within 7 Business Days from the date of termination.

(b) In the event that SA is not able to obtain approval from the SA Independent Shareholders in respect of the Transactions or the special general meeting to be convened by SA approving the same is not held on or before 31 December 2008 or such later date as the JV Parties shall agreed, SA shall be deemed to have withdrawn from the Master Joint Venture Agreement and KPL, APL and KB shall themselves (or through their respective Affiliates) acquire the interest held by the SA Group in the JVCO(s) in the same proportion, i.e. the final shareholdings will be KPL/APL/KB : 50%/31.25%/18.75%, and reimburse SA any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within 7 Business Days from the date of such acquisition.

(c) If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the JV Parties shall agree, any JV Party may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties. Upon termination, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by APL, SA, KB or any of their respective Affiliates in the JVCO(s), and reimburse APL, SA and/or KB (as the case may be) any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within 7 Business Days from the date of termination.

KPL and SA, where appropriate, will comply with the requirements of the Listing Rules if the event as referred to in (a), (b) or (c) above happens.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Based on the maximum total investment amount in the JVCO(s) of approximately RMB7,300 million (approximately HK$8,391 million), the maximum contributions of the KPL Group, the APL Group, the SA Group and the KB Group to the JVCO(s) are expected to be approximately RMB2,920 million (approximately HK$3,356 million), approximately RMB1,825 million (approximately HK$2,098 million), approximately RMB1,460 million (approximately HK$1,678 million) and approximately RMB1,095 million (approximately HK$1,259 million) respectively.

The Consideration has been arrived at following the successful joint bids by KPCL, JIPL, SACL and WTIL at the open biddings after taking into account the location and potential value of the Project Sites. It is currently expected that the funding required by KPL for making the maximum contribution to the JVCO(s) will be sourced by KPL from its internal cash reserves and/or external bank borrowings. KPL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group. It is currently expected that the funding required by SA for making the maximum contribution to the

JVCO(s) will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the SA Group.

As the JVCO(s) will be owned by KPCL and SACL as to 40% and 20%, respectively, the JVCO(s) will be treated as associated company(ies) of KPCL and SACL and will be so treated in the consolidated financial statements of KPL and SA.

REASONS FOR THE TRANSACTIONS

The KPL Directors as well as the SA Directors believe that the joint acquisition and development of the Project Sites on the terms of the Master Joint Venture Agreement will enable both the KPL Group and the SA Group to participate in the development of the pieces of prime land in Tangshan City, Hebei Province, PRC. The Project Sites are designated for hotel and residential uses with ancillary commercial use. With the combined experience, standing and expertise of the JV Parties in hotel, commercial and residential projects, the development of the Project Sites is expected to enhance the value of the respective shareholders of KPL and SA and provide recurrent income for both the KPL Group and the SA Group.

In connection with the development and project management of the Project Sites, it is expected that the KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO(s) during the period of construction of the Project Sites at an aggregate fee of not more than 2% of the total construction costs. Besides, it is currently contemplated by the JV Parties that a hotel will be built on one of the Project Sites. In connection with the operation and management of such hotel, it is expected that the SA Group will provide certain on-going hotel management services during the period of operation of such hotel. In this connection, KPL and SA will comply with the relevant requirements under the Listing Rules.

INFORMATION ABOUT KPL, APL, SA AND KB

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KB Group's principal activities consist of investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

IMPLICATIONS UNDER THE LISTING RULES

KPCL is an indirect wholly-owned subsidiary of KPL.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued share capital of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. JIPL is a direct wholly-owned subsidiary of APL.

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. SACL is an indirect wholly-owned subsidiary of SA.

KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. WTIL is an indirect wholly-owned subsidiary of KB.

Accordingly, the entering into of the Transactions constitutes connected transactions for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders. Pursuant to the Listing Rules, the following persons shall abstain from voting on resolutions approving the Transactions at the special general meeting to be convened by KPL:-

(a) KB, KHL, KSL, Shang Holdings and their respective associates;

(b) Mr. Kuok Khoon Chen (a common director of KPL and KHL who holds an interest in KPL) and his associates; and

(c) Lochtenny Investments Limited, a company indirectly owned by a discretionary trust whose contingent beneficiaries include Mr. Kuok Khoon Chen and Mr. Wong Siu Kong (common directors of KPL and KHL).

An independent board committee will be established by the KPL Board to consider the Transactions and to advise the KPL Independent Shareholders. An independent financial adviser will be appointed by KPL to make recommendations to the independent board committee of KPL and the KPL Independent Shareholders in relation to the Transactions.

In addition, the maximum contribution of the KPL Group to the JVCO(s) will result in one of the percentage ratios as defined in Chapter 14 of the Listing Rules exceeding 5%. Accordingly, the Transactions will also constitute a discloseable transaction for KPL.

KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The KPL Directors (other than the independent non-executive KPL Directors) believe that the terms of the Transactions are fair and reasonable and in the interests of the KPL Shareholders as a whole. The independent non-executive KPL Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of the KPL Shareholders as a whole unless and until they have discussed with the independent financial advisors and reviewed its letter of advice.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the entering into of the Transactions constitutes connected transactions for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalization of SA, the Transactions are subject to the approval of the SA Independent Shareholders. Pursuant to the Listing Rules, the following persons shall abstain from voting on resolutions approving the Transactions at the special general meeting to be convened by SA:-

(a) KHL, KSL, KB and their respective associates;

(b) Mr. Kuok Khoon Ean (a common director of SA, KHL, KSL and KB who holds an interest in SA) and his associates;

(c) Mr. Kuok Khoon Loong, Edward (a common director of SA and KHL who holds an interest in SA) and his associates;

(d) Mr. Giovanni Angelini (a common director of SA and KHL who holds an interest in SA) and his associates;

(e) Mr. Lui Man Shing (a common director of SA and KHL who holds an interest in SA) and his associates; and

(f) Madam Kuok Oon Kwong (a common director of SA, KSL, AG and KB who holds an interest in SA) and her associates.

An independent board committee will be established by the SA Board to consider the Transactions and to advise the SA Independent Shareholders. An independent financial adviser will be appointed by SA to make recommendations to the independent board committee of SA and the SA Independent Shareholders in relation to the Transactions.

SA will, as soon as practicable, despatch to the SA Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the SA Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The SA Directors (other than the independent non-executive SA Directors) believe that the terms of the Transactions are fair and reasonable and in the interests of the SA Shareholders as a whole. The independent non-executive SA Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of the SA Shareholders as a whole unless and until they have discussed with the independent financial advisors and reviewed its letter of advice.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, So Hing Woh, Victor, MBE, JP+, Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun#, Lau Ling Fai, Herald#, Wong Yu Pok, Marina, JP# and Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Ean+, Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ho Kian Guan@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent non-executive Director*

DEFINITIONS

"Affiliate(s)"	in relation to any JV Party, any subsidiary or holding company of that JV Party or subsidiary of any such holding company, in each case from time to time;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;
"Articles of Association"	the articles of association of the JVCO(s);
"associate"	has the meaning ascribed to it in the Listing Rules;
"Business Day"	a day (excluding Saturday and Sunday) on which banks in Hong Kong are open for business;
"Confirmation Notices"	confirmation notices (成交確認書) dated 21 July 2008 issued by Tangshan City Land Resources Bureau (唐山市國土資源局) to KPCL, JIPL, SACL and WTIL confirming the winning of the bids for the Project Sites;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the total consideration for the acquisition of the Project Sites, being approximately RMB1,705 million (approximately HK$1,960 million);
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"JIPL"	Jeston Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;

"JVCO(s)"	wholly foreign-owned enterprise(s) to be established by KPCL, JIPL, SACL and WTIL in Tangshan City, Hebei Province, PRC for the purpose of acquiring, holding and developing the Project Sites;
"JV Parties"	collectively, KPL, APL, SA and KB;
"KB"	Kuok Brothers Sdn. Bhd., a company incorporated in Malaysia with limited liability;
"KB Group"	KB and its subsidiaries;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if thought fit, approve the Transactions;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Joint Venture Agreement"	the master joint venture agreement dated 21 July 2008 and entered into between KPL, APL, SA and KB with respect to the establishment of the JVCO(s) for the acquisition and development of the Project Sites;
"PRC"	the People's Republic of China;

"Project Sites"	The following sites with a gross site area of 295,013.83 sq.m.- (i) Land no. 1 located at the west of Da Li Road, the north of Chang Hong Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、長虹道北側地塊(地塊編號: 1)), with a gross area of 18,912.19 sq.m.; (ii) Land no. 2 located at the east of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路東側、朝陽道南側地塊(地塊編號: 2)), with a gross area of 200, 245.70 sq.m.; and (iii) Land no. 3 located at the west of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、朝陽道南側地塊(地塊編號: 3)), with a gross area of 75,855.94 sq.m.;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Independent Shareholders"	SA Shareholders who are not required to abstain from voting at the special general meeting of SA to be convened to consider and, if thought fit, approve the Transactions;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"Shang Holdings"	Shang Holdings Limited, a company incorporated in Samoa, which is an indirect wholly-owned subsidiary of SA;
"SGX"	the Singapore Exchange Securities Trading Limited;

"Shareholders' Agreements"	the shareholders' agreements to be entered into by KPCL, JIPL, SACL and WTIL in relation to the establishment of the JVCO(s);
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the entering into of the Master Joint Venture Agreement by KPL, APL, SA and KB and the transactions contemplated thereunder, including but not limited to the establishment of the JVCO(s) and the entering into of the Shareholders' Agreements and the Articles of Association by KPCL, JIPL, SACL and WTIL and the transactions contemplated thereunder;
"WTIL"	Winson Terrace International Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KB; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.87 = HK$1 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Kuok Khoon Chen
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 22 July 2008

* *For identification purpose only*

END